

June 7, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

      Re: K Wave Media Ltd.
          Amendment No. 1 to Registration Statement on Form F-4
          Filed May 13, 2024
          File No. 333-278221

Dear Anthony Ang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed May 13, 2024

Summary of the Proxy Statement/Prospectus
K Enter Holdings, page 18

1. You disclose here and elsewhere that the financial projections in the Second Fairness Opinion are based on the assumption that K Enter acquired the Six Korean Entities and the Business Combination closed on or before March 31, 2024, and that the delay in the acquisition and closing will reduce PubCo's projected revenues for 2024. Given that the revenues for PubCo will be generated by operations of the Six Korean Entities, and that pro forma projections always assume a particular acquisition date, it is unclear if the disclosure is implying that there is an actual reduction in projected revenues by the Six Korean Entities. Please tell us what is meant by this disclosure and explain whether there is any impact on the fairness opinion given the delay in the acquisition.

K Enter's Acquisition of the Six Korean Entities, page 20

2. You state here you will close the share purchase agreement with Play Company first and thereafter, K Enter will close the share purchase agreements with the remaining five of the Six Korean Entities, which may occur concurrently or in any order. The heading of the chart at the top of page 21 indicates K Enter's acquisition of equity interests in the four remaining Six Korean Entities will occur after the closing of the share purchase agreement concerning Solaire Partners. Please clarify whether the acquisition of Solaire will or will not occur prior to the acquisition of the remaining four Korean Entities.

Risk Factors
Risk Factors Relating to K Enter's Business, the Six Korean Entities' Business, and New K Enter's Business
We may not be able to prevent others from unauthorized use..., page 32

3. We note your response to prior comment 13 and reissue in part. Revise to specify the particular intellectual property that is material to the success of New K Enter, including the current entity(ies) which hold the intellectual property and the significance of the intellectual property. In this regard, your revised disclosure mentions "copyrights, registered trademark and pending trademarks, service marks...proprietary technologies and similar intellectual property," but continues to provide no specific examples of material intellectual property. For example, explain the nature of the intellectual property rights under Play Company's agreements with HYBE and SM Entertainment discussed at page 40, and/or clarify the nature of any copyrights held by the Production Companies. Make conforming revisions to identify any material intellectual property in the business disclosure.

We currently face concentration risk within Play Company..., page 40

4. Please revise this risk factor to present information regarding your concentration risk and reliance on HYBE or any other significant customers as of a date more recent than June 30, 2023, as we note that financial information as of December 31, 2023 has been added to the filing. Make similar revisions where you discuss concentration risk "as of June...2023 (Year-to-Date)" at page 189.

Proposal No. 2 - The Acquisition Merger Proposal
Conditions to Closing
General Conditions, page 101

5. Please further revise your disclosure responsive to prior comment 17 to acknowledge as general conditions to closing (i) the approval of K Enter stockholders and (ii) the execution of the joinder agreement by K Wave Media Ltd. and GLST Merger Sub Inc., as stated in Sections 9.1(e) and (k) of the Merger Agreement.

Background of the Business Combination, page 105

6. The disclosure added to page 113 in response to prior comment 21 suggests that there were no concrete developments at the time that the updated projections were prepared in November 2023 with respect to K Enter's "opportunity...to acquire a music-focused management company" and "the acquisition of a 'webtoons' company."
However, statements such as, "It is not hard to imagine...," and, "K Enter will be uniquely positioned to acquire...webtoon companies," are unclear and may imply that such acquisition opportunities are currently contemplated and/or likely to occur. Revise to state clearly, if true, that no definitive agreements or prospects have been identified or were at the time that K Enter's projections were updated. Discuss how K Enter's financial condition may limit its ability to realize any such acquisition opportunities that arise.

Opinion of Global Star's Financial Advisor, page 117

7. Please revise to summarize the revisions that EverEdge made to the second fairness opinion on April 29, 2024.

First Fairness Opinion by EverEdge
Supplemental Exhibit A: K Enter Forecasts, page 124

8. Please relocate the K Enter forecasts included as Supplemental Exhibit A, as well as the other supplemental exhibits at pages 124-134, so that they are located after the section titled "Second Fairness Opinion by Everedge" beginning at page 135. In this regard, it appears that these are the updated projections and other information used in connection with EverEdge's updated fairness opinion dated March 12, 2024. Revise to either include the original set of K Enter forecasts and other information supporting EverEdge's original fairness opinion dated June 9, 2023 where Supplemental Exhibits A-D are currently located in the proxy statement/prospectus, or provide a cross-reference to where they can be found in Annex F.

9. We note that there are discrepancies between the forecasted results of K Enter and certain of the Six Korean Entities presented in Supplemental Exhibit A and historical results for the year ended December 31, 2023 included elsewhere in the proxy statement/prospectus. For example, total revenues of Play Company are forecasted as KRW95,194,000,000 and actual revenues for fiscal 2023 were KRW67,481,156,000. Please add to the tables in Supplemental Exhibit A an additional column that discloses actual results for the year ended December 31, 2023, and explain to investors why such additional column is included via footnote or another clear method of presentation. Additionally, where you discuss the financial projections contained in the second fairness opinion elsewhere in the proxy statement/prospectus, including at pages 18, 32, and 112-113, revise to highlight that certain forecasted and actual results for the year ended December 31, 2023 differ.

Second Fairness Opinion by EverEdge

Summary of EverEdge's Financial Analysis of K Enter, page 137

10. Please contextualize your statement added in response to prior comment 23 that, "...the entities to be contracted as subsidiaries of the Target boast a well-established operational history" with disclosure that two of the Six Korean Entities were formed in 2023.

Selected Historical Financial Information of K Enter, page 157

11. Please present line items for each of revenue, cost of revenue and general and administrative expenses to put the included line item for net income in better context.

Capabilities and the Six Korean Entities to be acquired, page 177

12. The revisions at pages 178-188 that you reference as responsive to prior comment 25 do not address our comment and we reissue. Elaborate on the nature of the rights created by the Equity Pledge Agreements with certain shareholders of the Six Korean Entities and explain how and why they enable K Enter to exercise "de facto" or "effective" control over the "pledged equity interests" of the entities. In this regard, your disclosure that the shareholders of the entities, as pledgors, will "retain all voting and economic rights with respect to the pledged equity interests" makes it more unclear how the agreements operate to "guarantee the performance" of the entities under the respective share purchase agreements. Alternatively, remove disclosure suggesting that the Equity Pledge Agreements allow K Enter to control the Six Korean Entities through the ownership of pledged equity interests.

K Enter's Relationship with First Virtual Lab, Inc., page 187

13. We note your response to prior comment 26 and reissue in part. Please articulate in additional detail the basis of your statement that the acquisition of a controlling interest in First Virtual is "not probable." While we note from your response that the option held by the shareholders of First Virtual expires after five years, it remains unclear why you believe that the option will not be successfully exercised within that time frame.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Play Company
Results of Operations, page 207

14. Please discuss whether the significant reduction of revenue for Play Company and Apeitda and reduced amount of operating expenses for Play Company is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition. Also, discuss whether the decreased operating expenses of Play Company are directly related to the reduction in revenue, and if so, how they correlate.

Cash Flow, page 208

15.   Please discuss the operational reasons for the reported negative operating cash flows for fiscal 2023 for Play Company and Apeitda and explain how you intend to meet the cash requirements and maintain operations for each in such circumstance. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

Critical Accounting Policies and Estimates, page 209

16.   Please provide in MD&A the disclosure required by Item 5.E of Form 20-F for Play Company as well as for the other Korean Entities. Reference to the accounting policies and estimates contained in the notes to the financial statements does not satisfy this requirement. Note the disclosure in MD&A should not merely repeat disclosure contained in the notes to the financial statements but provide further insight to their estimation uncertainty.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Transactions
Proposed Transaction, page 250

17.   We note herein the revised disclosure in response to prior comment 28 wherein you allocated the purchase consideration of $590,000,000 to entities and existing K Enter stockholders. Please revise the disclosure to allocate the purchase consideration to the overall assets acquired, overall liabilities assumed and any other overall applicable items (e.g., compensation for the service of a stock exchange listing) as appropriate, in accordance with the previously cited guidance.

Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 259

18.   We note $129 million of the approximate $179 million of goodwill recognized in the combination of K Enter and the Six Korean Entities is attributed to K Enter. Please provide a qualitative description of the factors that make up the goodwill attributed to K Enter.

General

19.   Please ensure the financial statements for the U. S. domestic entities in the filing comply with Rule 3-12 of Regulation S-X and update the financial statements and related pro forma information as appropriate.

20.   We note your response to prior comment 32, including your reference to added disclosure at page 108 indicating that Global Star will circulate updated or supplemental proxy

materials to its stockholders if any material changes to the planned acquisitions of the Six Korean Entities occur before the special meeting. Revise to explain this in further detail earlier in the filing, including in the letter to stockholders and question and answer section, and elsewhere throughout the filing that you discuss the transaction structure and acquisition of the entities. Specifically, add a question and answer placed prominently in the "Questions and Answers About the Business Combination" section that explains that the closing of the acquisition is conditioned only on the acquisition of Play Company and Solaire Partners and not on the acquisition of all six entities. Disclose the timing considerations regarding the closing of the acquisitions of all Six Korean Entities and clearly states for investors how and when they will be informed of the closings and the circumstances under which they could expect to receive updated proxy materials prior to the special meeting (i.e., if anything apart from the successful completion of the acquisition of the Six Korean Entities has occurred at such time and/or any adjustment to the consideration, etc.). Summarize the nature of revised information that investors would be provided in any amended proxy materials, including additional disclosure regarding the background of the business combination, explanation of any changes in consideration, the applicability of the fairness opinion and whether you would obtain a new fairness opinion, and updated pro forma financial information pursuant to Rule 11 of Regulation S-X. Provide a prominent cross-reference to this new question and answer where you include the step-by-step organizational charts beginning at page 20. Additionally, we reissue the portion of prior comment 32 asking you to explain whether you intend to recirculate and resolicit the shareholder vote if there are any post-special meeting material changes, including changes to the entities which will be acquired or the consideration amount from that which was disclosed at the time the stockholders approved the proposals. If you would resolicit the stockholder vote, explain this in a new question and answer as well and elsewhere throughout the filing as appropriate. If you would not resolicit the shareholder vote, explain to us why you think this is appropriate.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andy Tucker